                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------
                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     For the six months ended June 30, 2002


                                   PRIMACOM AG
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                      HEGELSTRASSE 61, 55122 MAINZ, GERMANY
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


(Indicate by check mark whether the registrant filed or will file annual reports under cover of Form 20-F or Form 40-F)


                          Form 20-F [X] Form 40-F. [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this form is also there furnishing the commission pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934.


                                 Yes [ ] No [X]


If "yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

PrimaCom AG's financial statements for the three months ending June 30, 2002 are attached to this Form 6-K.

================================================================================

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                   PRIMACOM AG


                                   By: /s/ PAUL THOMASON

                                   ---------------------------------------------
                                   Name:   Paul Thomason
                                   Titles: Member of the Management Board
                                           and Chief Financial Officer


                                   By: /s/ STEFAN SCHWENKEDEL

                                   ---------------------------------------------
                                   Name:   Stefan Schwenkedel
                                   Titles: Member of the Management Board
                                           and Chief Strategic and Development
                                           Officer

Date:  August 29, 2002

                                   PRIMACOM AG

                                    FORM 6-K

                                      INDEX


                                                                                                               PAGE
          Item 1       Financial Information
                       Condensed consolidated statements of operations
                               Three months ended June 30, 2002 and 2001....................................     4
                               Six months ended June 30, 2002 and 2001......................................     5
                       Condensed consolidated balance sheets
                               June 30, 2002 and December 31, 2001..........................................     6
                       Condensed consolidated statements of cash flows
                               Six months ended June 31, 2002 and 2001......................................     7
                       Notes to condensed consolidated financial statements.................................     8

          Item 2       Management's discussion and analysis of financial condition and results of operations    14

ITEM 1:  FINANCIAL INFORMATION


                          PRIMACOM AG AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                                               FOR THREE MONTHS ENDED JUNE 30,
                                                                         --------------------------------------------
                                                                             2001              2002           2002
                                                                         --------------    -----------    -----------
                                                                             EURO              EURO           U.S.$
                    Revenues............................................        39,722         45,333         44,680
                    Operating costs and expenses:
                      Operations........................................        11,369         12,745         12,561
                      Selling, general and administrative...............         7,574          9,047          8,917
                      Corporate overhead................................         3,876          3,341          3,293
                      Debt refinancing expense..........................            --          1,930          1,902
                      Depreciation and amortization.....................        27,514         19,685         19,402
                                                                         --------------    -----------    -----------
                    Total...............................................        50,333         46,748         46,075
                                                                         --------------    -----------    -----------
                    Operating loss......................................      (10,611)        (1,415)        (1,395)
                    Interest expense:
                      Bank debt - cash rate interest expense............        15,364         18,025         17,765
                      Bank debt - non-cash rate interest expense........            --          9,479          9,343
                      Capitalized financing fees expense................            --         12,264         12,087
                      Sale-leaseback....................................           353            219            216
                                                                         --------------    -----------    -----------
                    Total...............................................        15,717         39,987         39,411
                    Other income........................................           204             --             --
                    Loss from continuing operations before income             (26,124)       (41,402)       (40,806)
                      taxes and other items.............................
                    Income tax benefit .................................           397          3,274          3,227
                                                                         --------------    -----------    -----------
                    Loss before minority interest and equity earnings...      (25,727)       (38,128)       (37,579)
                    Minority interest in net income (loss) of
                      subsidiaries......................................             5           (22)           (22)
                    Equity loss in affiliate............................          (40)             --             --
                                                                         --------------    -----------    -----------
                    Loss from continuing operations.....................      (25,762)       (38,150)       (37,601)
                    Cumulative effect of change in accounting
                       principle........................................            --             --             --
                                                                         --------------    -----------    -----------
                    Net loss............................................      (25,762)       (38,150)       (37,601)
                                                                         ==============    ===========    ===========
                    Loss per share:
                      Basic and diluted:................................        (1.30)         (1.93)         (1.90)
                                                                         ==============    ===========    ===========

     SEE ACCOMPANYING NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                          PRIMACOM AG AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                                                FOR SIX MONTHS ENDED JUNE 30,
                                                                         --------------------------------------------
                                                                             2001              2002           2002
                                                                         --------------    -----------    -----------
                                                                             EURO              EURO           U.S.$
                    Revenues............................................        78,574         89,233         87,948
                    Operating costs and expenses:
                      Operations........................................        20,531         24,245         23,896
                      Selling, general and administrative...............        17,062         19,007         18,733
                      Corporate overhead................................         7,757          7,046          6,945
                      Debt refinancing expense..........................            --          1,930          1,902
                      Depreciation and amortization.....................        54,094         39,449         38,881
                                                                         --------------    -----------    -----------
                    Total...............................................        99,444         91,677         90,357
                                                                         --------------    -----------    -----------
                    Operating loss......................................      (20,870)        (2,444)        (2,409)

                    Interest expense:
                      Bank debt - cash rate interest expense............        32,024         31,415         30,962
                      Bank debt - non-cash rate interest expense........            --         10,104          9,959
                      Capitalized financing fees expense................            --         12,264         12,087
                      Sale-leaseback....................................           724            469            462
                                                                         --------------    -----------    -----------
                    Total...............................................        32,748         54,252         53,471
                    Other income........................................           409             --             --
                    Loss from continuing operations before income
                      taxes and other items.............................      (53,209)       (56,696)       (55,880)
                    Income tax benefit .................................           857          5,694          5,612
                                                                         --------------    -----------    -----------
                    Loss before minority interest and equity earnings...      (52,352)       (51,002)       (50,268)
                    Minority interest in net income of subsidiaries.....          (31)           (36)           (35)
                    Equity loss in affiliate............................         (104)             --             --
                                                                         --------------    -----------    -----------
                    Loss from continuing operations.....................      (52,487)       (51,038)       (50,303)
                    Cumulative effect of change in accounting
                       principle........................................         (946)             --             --
                                                                         --------------    -----------    -----------
                    Net loss............................................      (53,433)       (51,038)       (50,303)
                                                                         ==============    ===========    ===========
                    Loss per share:
                      Basic and diluted:................................        (2.70)         (2.58)         (2.54)
                                                                         ==============    ===========    ===========

     SEE ACCOMPANYING NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                          PRIMACOM AG AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                                   JUNE 30,
                                                                     DECEMBER 31,                (UNAUDITED)
                                                                                        -------------------------------
                                                                         2001               2002             2002
                                                                    ----------------    -------------    --------------

                                                                         EURO               EURO             U.S.$
                        Cash......................................        2,933             2,843            2,802
                        Trade accounts receivable-- net...........        8,177             9,580            9,442
                        Other current assets......................       10,762            10,680           10,526
                                                                    -----------         ---------        ---------
                        Total current assets......................       21,872            23,103           22,770

                        Property and equipment-- net..............      576,695           557,207          549,183
                        Goodwill-- net............................      320,095           320,366          315,753
                        Customer lists-- net......................       53,055            50,449           49,723
                        Deferred tax assets.......................       61,439            66,954           65,990
                        Other assets..............................       48,409            50,355           49,630
                                                                    -----------         ---------        ---------
                        TOTAL ASSETS..............................    1,081,565         1,068,434        1,053,049
                                                                    ===========         =========        =========

                        Accounts payable..........................       25,157            17,064           16,818
                        Accrued expenses..........................       31,331            30,157           29,723
                        Deferred revenue..........................        2,225             3,192            3,146
                        Deferred purchase obligations.............       10,984             7,057            6,955
                        Sale-leaseback obligations-- current......        3,976             3,554            3,502
                        Bank and other debt-- current.............          554               434              428
                                                                    -----------         ---------        ---------
                        Total current liabilities.................       74,227            61,458           60,573

                        Sale-leaseback obligations................        5,617             3,656            3,604
                        Convertible second secured loan...........           --           385,104          379,559
                        Revolving credit facility and other debt..      831,529           498,169          490,996
                                                                    -----------         ---------        ---------
                        TOTAL LIABILITIES.........................      911,373           948,387          934,731
                        Minority interest.........................          200               245              241

                        SHAREHOLDERS' EQUITY
                        Registered capital........................       50,582            50,582           49,854
                        Additional paid-in capital................      359,754           360,602          355,409
                        Accumulated deficit.......................     (240,344)         (291,382)        (287,186)
                                                                    -----------         ---------        ---------
                        TOTAL SHAREHOLDERS' EQUITY................      169,992           119,802          118,077
                                                                    -----------         ---------        ---------
                        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY
                                                                      1,081,565         1,068,434        1,053,049
                                                                    ===========         =========        ==========

     SEE ACCOMPANYING NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                          PRIMACOM AG AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                                             FOR THE SIX MONTHS ENDED JUNE 30,
                                                                        ---------------------------------------------
                                                                            2001            2002            2002
                                                                        -------------   -------------   -------------
                                                                            EURO            EURO           U.S.$
                    OPERATING ACTIVITIES
                       Net cash used in operating                             (7,182)         (1,980)        (1,952)
                       activities.................................
                    INVESTING ACTIVITIES
                    Purchases of property and equipment...........           (29,094)        (16,838)       (16,596)
                    Proceeds from sale of property and equipment                 810             113             111
                    Acquisitions of businesses, net of cash
                       acquired...................................            (6,945)           (392)          (386)
                    Acquisitions of additional interest in majority
                       owned subsidiaries.........................              (500)             --              --
                                                                        -------------   -------------   -------------
                    Net cash used in investing activities.........           (35,729)        (17,117)       (16,871)
                    FINANCING ACTIVITIES
                    Proceeds from credit facilities...............             40,000         38,000          37,453
                    Proceeds from convertible second secured                       --        375,000         369,600
                       loan.......................................
                    Repayments of credit facilities...............                 --       (375,000)      (369,600)
                    Net proceeds from bank overdrafts.............              5,290          3,560           3,509
                    Payment of bank fees..........................                 --        (16,188)       (15,955)
                    Repayments of related party liabilities.......              (245)             --              --
                    Repayments of sale-leaseback transactions.....            (1,823)         (2,383)        (2,349)
                    Net repayments of Deutsche Telekom loan.......               (45)            (40)           (39)
                    Payment of deferred purchase obligations......            (1,649)         (3,942)        (3,885)
                                                                        -------------   -------------   -------------
                    Net cash provided by financing activities.....             41,528         19,007          18,734
                                                                        -------------   -------------   -------------
                    Net decrease in cash and cash equivalents.....            (1,383)            (90)           (89)
                    Cash and cash equivalents at beginning of
                       period.....................................              4,643          2,933           2,891
                                                                        -------------   -------------   -------------
                    Cash and cash equivalents at end of period....              3,260          2,843           2,802
                                                                        =============   =============   =============

     SEE ACCOMPANYING NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   BASIS OF PRESENTATION

    The accompanying unaudited condensed consolidated financial statements of PrimaCom AG ("PrimaCom" or "the Company") have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim financial information and with the instructions to Form 6-K. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended June 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2001 included in the Company's Annual Report on Form 20-F.

    All amounts in the accompanying notes to the unaudited condensed consolidated financial statements refer to continuing operations unless otherwise noted.

    All amounts herein are shown in Euro and for the three and six months ended June 30, 2002 are also presented in U.S. dollars ("U.S.$"), presented solely for the convenience of the reader at the rate of E1.01461 = $ 1.00, the Noon
Buying Rate of the Federal Reserve Bank of New York on June 30, 2002. The translations should not be construed as a representation that the amounts shown could have been, or could be, converted into U.S. dollars at that or any other rate.


2.   RECLASSIFICATIONS

    Certain amounts in the prior year have been reclassified to conform to the 2002 condensed consolidated financial statement presentation.


3.   ACCOUNTING CHANGES

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended by FAS 137 and FAS 138, which established new accounting and reporting standards for derivative instruments. These rules require that all derivative instruments be reported in the consolidated financial statements at fair value. The fair value for all derivative contracts is included in other assets or other liabilities and will be recorded each period in the statement of operations or other comprehensive income, depending on whether the derivative is designated as effective as part of a hedged item and on the type of hedge transaction. Gains or losses on derivative instruments reported in other comprehensive income must be classified in the statement of operations in the period in which net earnings (loss) are affected by the underlying hedged item and the ineffective portion of all hedges is recognized in other income (expense) in the statements of operations in the current period. These new standards may result in additional volatility in reported earnings (loss), other comprehensive income and accumulated other comprehensive income. These rules became effective for the Company on January 1, 2001. The Company recorded the effect of the transition to these new accounting requirements as a change in accounting principle. The transition adjustment to adopt FAS 133 resulted in a loss of E946,000, net of tax, from the cumulative effect of a change in accounting principle.

    The Company is exposed to market risk from changes in interest rates which can impact its operating results and overall financial condition. The Company manages its exposure to these market risks through its operating and financial activities and, when deemed appropriate, through the use of derivative financial instruments.

The Company purchased interest rate-cap and floor agreements that are designed to limit its exposure to increasing interest rates and are designed as hedges of borrowings under its variable-rate revolving credit facility during the next one to two years. An interest rate-cap entitles the Company to receive a payment from the counter-party equal to the excess, if any, of the hypothetical interest expense ("strike price") on a specified notional amount at a current market interest rate over an amount specified in the agreement. The only amount the Company is obligated to pay to the counter-party is a contract premium. The Company has also entered into an interest rate-cap agreement with a double strike price. The first strike price of a double strike price is applicable until the relevant interest rate indice exceeds the second strike price at which time the second strike price becomes applicable. The premium of a double strike cap is typically lower than that of a single strike cap. The premium can also be lower in those instances where the agreement includes an interest rate floor. The interest rate floor entitled the counter-party to receive a payment from the Company should interest rates drop below an agreed upon limit ("floor"), effectively limiting the Company's potential benefit from falling interest rates. The strike price of these agreements may exceed the current market levels at the time they are entered into. The interest rate indices specified by the agreements have been and are expected to be highly correlated with the interest rates the Company incurs on its variable-rate revolving credit facility. The contracts are not designated as hedges and are therefore marked-to-market each period through earnings (loss) as a component of interest expense.

    In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets" effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill is no longer amortized but is subject to annual impairment tests in accordance with the Statements. Other intangible assets are generally amortized over their useful lives. The Company performed the first of the required impairment tests of goodwill as of January 1, 2002 and found no impairment. For the three and six month periods ended June 30, 2002, the total amortization expense for intangible assets was E1,494,000 and E2,988,000 respectively.

    On January 1, 2002, the Company adopted Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."


4.   ACQUISITIONS

    On January 1, 2001, the Company acquired the shares of Grossgemeinschafts-Antennenanlangen Lizenz und Betriebs GmbH ("GGA") for total consideration of approximately E 2,213,000. GGA passed approximately 5,000 homes and served approximately 4,212 cable television subscribers at the time of the acquisition.

    On January 1, 2001, the Company acquired the shares of Telekommunikations GmbH Kirchheimbolanden ("TKK") for total consideration of approximately E1,000,000. TKK passed approximately 4,120 homes and served approximately 1,790 cable television subscribers at the time of the acquisition.

    On January 1, 2001, the Company signed an agreement to acquire 51% of the shares of Telekommunikationsgesellschaft mbH Eisenhuttenstadt, ("TKE") for total consideration of approximately E26,000. After the municipal supervisory authority had approved the transaction, a claim was filed against the procedure of this sale. The court decided that the transaction is valid and the Company received the written decision of the court. In December 2001, the Company finalized the purchase of the 51% of TKE. Under the terms of the purchase agreement, the Company and TKE both have the option at certain dates to respectively buy or sell the remaining 49% of the shares of TKE for total consideration of approximately E7,414,000. The Company advanced approximately E2,045,000 to the shareholders of TKE and the remaining purchase obligation of approximately E5,369,000 is recorded in deferred purchase obligations as of March 31, 2002. TKE passed approximately 11,700 homes and served approximately 10,300 customers at the time of the acquisition.

    On October 1, 2000, the Company acquired 51% of the shares of Kutz Kabel-Service GmbH ("Kutz") for total consideration of approximately E1,180,000. Under the terms of the purchase agreement, the Company and Kutz both had option at certain dates to respectively buy or sell the remaining 49% of the shares of Kutz for total consideration of approximately E3,415,000, which was recorded in deferred purchase obligations as of

December 31, 2001. In March 2002, Kutz exercised its option to sell the remaining 49% to the Company. Kutz passed approximately 12,000 homes and served approximately 10,000 customers at the time of the acquisition.

    The proforma impact of these acquisitions on revenues, net loss and net loss per share is not material.


5.   BANK DEBT

    In 2001, the Company received commitments from a group of international banks to amend its existing E1.0 billion revolving credit facility and E375.0 million senior working capital facility. These amendments restated certain terms and conditions, including repayment and borrowing conditions and financial covenants. The first amendment closed on May 15, 2001 and the Company paid fees of approximately E7,800,000 in connection with this first amendment. On November 15, 2001, a second amendment closed and the Company incurred fees of approximately E14,263,000 in connection with this amendment of which approximately E7,388,000 was paid in the first quarter ended March
31, 2002.

    On June 5, 2002 the shareholders approved the Company's modification of its E1.0 billion revolving credit facility and senior working capital facility.
The terms and conditions were renegotiated subject to the approval of the Company's shareholders.

    The senior working capital facility was converted into a E375.0 million convertible second secured term loan facility, which was utilized in full and those borrowings were used to repay an equivalent amount of outstanding borrowings under the E1.0 billion revolving credit facility. The convertible second secured term facility is convertible to common shares of the Company or PrimaCom Management GmbH at the option of the lenders based on predetermined financial ratios.

    In addition, to the E375.0 million repayment, the lending commitment under the senior secured E1.0 billion revolving credit facility was reduced ahead of the original schedule by the amount of the E375.0 million payment to E625.0 million.

    As of June 5, 2002, the Company had approximately E23,584,000 and E24,515,000 of capitalized debt issuance costs related to the revolving credit facility and the working capital facility, respectively. In addition, the Company paid E13,946,000, in fees in connection with March 26, 2002 modification.

    As a result of the modification, the Company recorded a charge of approximately E12,264,000 to interest expense due to the decrease in the borrowing capacity of the revolving credit facility commitment. The remaining balance of debt incurrence costs related to the revolving credit facility of E11,320,000 remained capitalized in other assets and will be amortized to interest expense over the remaining term of the revolving credit facility. None of the previously capitalized debt incurrence costs related to the senior working capital facility were written off, but instead remained capitalized and will be amortized into interest expense over the term of the convertible second secured facility.


    Of the E13,946,000 in fees paid for the refinancing, the Company capitalized E12,016,000, which will be amortized to interest expense over the term of the refinanced debt agreements. The remaining fees of approximately E1,930,000 paid for certain legal and consulting services for the refinanced working capital facility were recorded as a charge in operating costs and expenses.

6.   LOSS PER SHARE

    The following table sets forth the computation of basic and diluted loss per share:

                                                              THREE MONTHS                 SIX MONTHS
                                                             ENDED JUNE 30,              ENDED JUNE 30,
                                                        ------------------------    ----------------------
                                                            2001          2002          2001         2002
                                                        -----------   -----------   -----------   --------
                      Numerator:
                        Net loss (E in thousands).....        25,762        38,150        53,433       51,038
                      Denominator:
                        Weighted average shares.......    19,786,052    19,786,052    19,769,422   19,786,052
                      Basic and diluted loss per
                        share (E).....................         (1.30)        (1.93)        (2.70)       (2.58)

    Outstanding stock options are excluded from the loss per share calculation because the effect would be antidilutive.


7.   LITIGATION RELATING TO PRIMACOM

    LITIGATION WITH HOUSING ASSOCIATIONS

     In October 1999, WOHNUNGSBAUGENOSSENSCHAFT WENDENSCHLOSS E.G., through which the Company serves 1,365 subscribers, applied to the regional court (LANDGERICHT) in Berlin for a judgment permitting the early termination of its concession agreement because the agreement contains an invalid standard non-negotiated term regarding the 25 year duration of the contract. The court has held that the concession agreement is terminable after 12 years. Based on this decision the contract would expire 13 years earlier on January 10, 2003. The Company appealed the decision to the court of appeal (KAMMERGERICHT) in Berlin. The court of appeal dismissed the appeal on July 2, 2002 and rejected our further appeal to the federal court of justice (Bundesgerichtshof - BGH).

    In February 2001, EISENHUTTENSTADTER WOHNUNGSBAUGENOSSENSCHAFT E. G. sought confirmation at the regional court (LANDGERICHT) in Frankfurt (Oder) that its concession agreement with a term of 25 years could be terminated earlier because the agreement contains an invalid standard non-negotiated term regarding the duration of the contract. The court has held that the concession agreement is terminable after 12 years on July 30, 2003. The Company appealed this decision to the superior court (OBERLANDESGERICHT) in Brandenburg. The appeal was dismissed on April 16, 2002. The Company has appealed the judgment of the superior court to the BGH.

    In April 2001, WOHNUNGSBAUGENOSSENSCHAFT MAGDEBURG MBH applied to the regional court (LANDGERICHT) in Magdeburg for a judgment prohibiting the Company from serving approximately 6,500 customers in certain premises of Wohnungsbaugenossenschaft Magdeburg mbH. The commercial chamber (KAMMER FUR HANDELSSACHEN) ruled on February 14, 2002 that PrimaCom is not allowed to serve their customers in certain premises of Wohnungbaugenossenschaft Magdeburg mbH and that PrimaCom has to remove its cable network in these premises. The Company has appealed this decision to the superior court (OBERLANDESGERICHT) in Naumburg, which has not yet set a hearing date.

    Since August 2001, approximately 35 customers of WOHNUNGSBAUGENOSSENSCHAFT LIPSIA EG have filed temporary injunctions against the Company because of the fee increase initiated in July 1, 2001 and the termination of contracts. The district court of Leipzig has issued certain injunctions against the Company, but the Company believes that it will eventually prevail in the main proceedings.

    In October 2001, MEDIA EQUITY MANAGEMENT, INC. filed a complaint in United States state court against Vogtlandische Kommunikations- und Entwicklungs GmbH, Kabelfernsehen Meerane GmbH, Kabelfernsehen Oelsnitz GmbH, Kabelfernsehen Zwenkau GmbH, Televis Grimma GmbH (a subsidiary of the Company), TV-3, and Mr. Midrowsky (former Televis Grimma GmbH shareholder). This complaint seeks judgment pursuant to written loan agreements and/or promissory notes and/or guaranty instruments against Vogtlandische Kommunikations- und Entwicklungs GmbH and Mr. Midrowsky for $60,000; against Vogtlandische Kommunikations- und Entwicklungs GmbH, Kabelfernsehen Meerane GmbH, Kabelfernsehen Oelsnitz GmbH, Televis Grimma GmbH, TV-3, and Mr. Midrowsky for $ 3.2 million and against Vogtlandische

Kommunikations- und Entwicklungs GmbH, Kabelfernsehen Zwenkau GmbH, Televis Grimma GmbH, TV-3 for $1.2 million. Media Equity Managment, Inc. filed an amended complaint which added the parties, Informat Leasing GmbH and the Company. This amended complaint alleged that Informat Leasing GmbH was the successor to Kabelfernsehen Zwenkau GmbH by name change and that the Company was the successor to Televis Grimma GmbH by merger. The petition for relief was amended such that a request for judgment against the Company was made in the sum of $4.4 million. The lawsuit was has been moved from state court to U.S. district court. The Company believes there will be no ruling for several months and that it will ultimately prevail.

    In May 2002, WOHNUNGSBAUGENOSSENSCHAFT LIPSIA eG filed a collective action against the Company at the regional court (LANDGERICHT) in Leipzig and sought judgement pursuant to a fee increase against the Company for E26,802.08. A first hearing has been scheduled for September 26, 2002.


    PROGRAMMING LITIGATION WITH PROGRAM PROVIDERS

    In the proceedings of the actions of Kabel 1 and Pro 7 against the Company preventing it from distributing the programs in both analog and digital format, the regional court (LANDGERICHT) in Leipzig dismissed the actions declaring that it lacked jurisdiction because the parties have also instituted arbitration proceedings. Kabel 1 and Pro 7 have appealed the decision to the court of appeal (OBERLANDESGERICHT) in Dresden. The first hearing for Kabel 1 was scheduled for October 23, 2001 and the first hearing for Pro 7 was scheduled for December 4, 2001. The parties decided at the last hearing to suspend both proceedings until August 2002. A first hearing at the arbitration court has been scheduled for September 19, 2002.


    Various other legal matters are pending against the Company. In the opinion of management, the ultimate resolution of such legal proceedings and claims, including the matters described above, will not have a material effect on the Company's consolidated financial position or results.


8.   SEGMENT DISCLOSURE

    Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources to an individual segment and in assessing performance of the segment.

    The Company has two reportable segments based on geographic location:
Germany and The Netherlands. Both segments provide analog and digital cable programming, high-speed internet access and other network services.

    Revenues from these four product categories are regularly reviewed by the chief operating decision maker or decision making group. However, for internal reporting purposes, the Company does not allocate operating costs and expenses to these product categories to evaluate their performance.

    The Company evaluates performance and allocates resources based on profit or loss from operations before interest, taxes, depreciation and amortization. All elimination amounts in the segments relate primarily to intercompany transactions. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

                                                         SIX MONTHS                        THREE MONTHS
                                                       ENDED JUNE 30,                     ENDED JUNE 30,
                                                       E IN THOUSANDS                     E IN THOUSANDS
                                                     ------------------                 ------------------
                                                       2001              2002             2001             2002
                                                       ----              ----             ----             ----
       Germany Revenue
           Analog cable.....................         57,582            58,263           29,133           29,698
           Digital cable....................             37               345               26              245
           High-speed internet..............            469               684              259              351
           Other revenue....................            888             1,126              381              254
                                             ---------------   ---------------  ---------------   --------------
                                                     58,976            60,418           29,799           30,548

       The Netherlands Revenue
           Analog cable.....................         15,409            16,679            7,681            8,401
           Digital cable....................            361               311              154              154
           High-speed internet..............            963             7,829              511            4,119
           Other revenue....................          2,865             3,996            1,577            2,111
                                             ---------------   ---------------  ---------------   --------------
                                                     19,598            28,815            9,923           14,785
                                             ---------------   ---------------  ---------------   --------------
           TOTAL REVENUES...................         78,574            89,233           39,722           45,333
                                             ===============   ===============  ===============   ==============

       Germany..............................         12,447             2,737            6,495            1,458
       The Netherlands......................          8,423             (293)            4,116             (43)
                                             ---------------   ---------------  ---------------   --------------
           TOTAL OPERATING LOSS (PROFIT)....         20,870             2,444           10,611            1,415
                                             ===============   ===============  ===============   ==============

       Germany..............................         27,179            35,605           13,169           29,515
       The Netherlands......................          5,569            18,647            2,548           10,472
                                             ---------------   ---------------  ---------------   --------------
           TOTAL INTEREST EXPENSE (NET).....         32,748            54,252           15,717           39,987
                                             ===============   ===============  ===============   ==============

       Germany..............................         35,471            25,086           18,064           12,217
       The Netherlands......................         18,623            14,363            9,450            7,468
                                             ---------------   ---------------  ---------------   --------------
           TOTAL DEPRECIATION AND
           AMORTIZATION.....................         54,094            39,449           27,514           19,685
                                             ===============   ===============  ===============   ==============

       Germany..............................        671,878           665,219          671,878          665,219
       The Netherlands......................        371,737           380,112          371,737          380,112
                                             ---------------   ---------------  ---------------   --------------
           TOTAL LONG-LIVED ASSETS..........      1,043,615         1,045,331        1,043,615        1,045,331
                                             ===============   ===============  ===============   ==============

       Germany..............................         23,963             9,004           13,214            2,784
       The Netherlands......................          5,131             7,834            3,130            4,141
                                             ---------------   ---------------  ---------------   --------------
           TOTAL CAPITAL EXPENDITURES.......         29,094            16,838           16,344            6,925
                                             ===============   ===============  ===============   ==============

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS


THREE MONTHS ENDED JUNE 30, 2001 AND JUNE 30, 2002


    REVENUES. Revenues primarily include monthly subscription fees received for providing analog television, digital television and high-speed Internet access services to our subscriber base. In addition to monthly subscription fees, we also receive revenue from our subscribers for installation, connection and administrative services. We receive recurring revenue for the lease of fiber optic capacity to businesses within our franchise areas. We also receive carriage fees from program producers, advertising revenue and other revenue related to the on-going operations and services provided to third parties and our subscriber base.

    Total revenue increased by 14.1% from E 39,722,000 in the second quarter of 2001 to E 45,333,000 in the second quarter of 2002. The primary factors which impacted revenue growth were the QuickNet acquisition in the third quarter of 2001 in the Netherlands and the growth of our high-speed Internet access customers.

                                                                            JUNE 30,        JUNE 30,
                                                                              2001            2002
                                                                         --------------    ------------
Homes passed by coax 450 MHz
networks.................................................................   1,401,339       1,409,341
Analog CATV subscribers served by 450 MHz................................     910,926         919,296
Homes passed by fiber....................................................     525,750         565,008
Ready-for-service homes 862 MHz networks.................................     418,000         454,081
Analog CATV subscribers served by 862 MHz................................     394,909         385,856
Digital TV subscribers...................................................       6,874          12,067
Internet subscribers.....................................................      27,031          43,578
Data communication subscribers...........................................         610             824
                                                                         --------------    ------------
Total revenue generating units...........................................   1,340,350       1,361,621
                                                                         ==============    ============

    The number of revenue generating units increased by 21,271 from 1,340,350 at June 30, 2001 to 1,361,621 at June 30, 2002. The primary factor responsible for this growth was the increase in high-speed Internet access, partially due to the acquisition of QuickNet, and digital television customers.

      The revenue derived from the analog cable television subscriber base increased by E1,285,000 from E36,814,000 in the second quarter of 2001 to E38,099,000 in the second quarter of 2002. In The Netherlands analog cable television revenue increased from E7,681,000 in the second quarter of 2001 to E8,401,000 in the second quarter of 2002. The 9.4% increase in Multikabel's analog cable television revenues resulted from a slight increase in its subscriber base and an increase in the average monthly rate charged for its analog service. In Germany, the revenue generated from the analog cable television business was up slightly from E29,133,000 in the second quarter ended June 30, 2001, to E29,698,000 for the same period in 2002.

    The average revenue per analog television subscriber was E9.75 for the three months period ended June 30, 2002 and E9.31 for the period ended June 30, 2001. Multikabel reported an average revenue per analog cable television subscriber of approximately E9.25 and our German operations reported an average revenue per analog cable television subscriber of E9.90 for the second quarter ended June 30, 2002. We expect future revenue growth from the analog television service to be limited to scheduled rate increases on the existing subscriber base.

    For the second quarter ended June 30, 2002, we passed approximately 565,008 homes with fiber optic cable and had upgraded approximately 454,081 homes to 862 MHz with two-way capability. Approximately 329,000 of the ready-for-service homes at June 30, 2002 were owned and operated by Multikabel. The remaining 125,081 ready-for-service homes were in Germany. Including the Multikabel subscribers, approximately 34.8% of our subscriber base is now fully upgraded to 862 MHz and is two-way capable. In addition to analog cable service, these upgraded networks are capable of delivering both digital cable television and high-speed Internet access services.

    High-speed Internet access revenue increased by 480.5% from E770,000 in the second quarter of 2001 to E4,470,000 in the second quarter of 2002. Of total high-speed Internet access revenue, Multikabel contributed E4,119,000 of revenue for the second quarter of 2002 compared to E511,000 in the second quarter of 2001. The acquisition of QuickNet and strong growth in Multikabel's subscriber base for this product made the significant contribution. Total high-speed Internet subscribers in The Netherlands increased by 72.5% from 21,434 at June 30, 2001 to 36,971 at June 30, 2002. Penetration of high-speed Internet access customers to ready-for-service homes increased from 7.1% in 2001 to 11.2% in 2002. The other significant contributor to revenue growth from the high-speed Internet access service in Multikabel was the increase in average revenue per subscriber. The primary factor responsible for this increase was the acquisition of QuickNet. Prior to July 1, 2001, QuickNet provided high-speed Internet access services to our customers through an affiliation agreement. Under the terms of this agreement, QuickNet directly served the high-speed Internet customers and paid Multikabel approximately E8.50 per customer served by QuickNet on our network. After our acquisition of QuickNet on July 1, 2001, the affiliation agreement was cancelled and Multikabel began to serve these customers directly. In addition to this structural change, we were also able to increase the monthly rates for the high-speed service.

    In Germany, revenue contributed from the high-speed Internet access service increased by 35.5% from E259,000 in the second quarter of 2001 to E351,000 in the second quarter of 2002. The primary factor was the increase in average customers. At June 30, 2002, we served 6,607 customers (including 2,550 dial-up customers) compared to 5,597 (including 3,360 dial-up customers) at June 30, 2001. Penetration of high-speed Internet access customers to ready-for-service homes increased from 1.9% at June 30, 2001 to 3.2% at June 30, 2002.

    We expect high-speed Internet access subscribers, and therefore penetration to ready-for-service homes, to continue to increase at strong growth rates over the next two to five years in both The Netherlands and Germany. Average revenue per subscriber is expected to remain close to current levels. Revenue growth from this sector should therefore remain strong over the next two to five years.

    Digital television revenue increased from E180,000 in the second quarter of 2001 to E399,000 in the second quarter of 2002. The increase primarily came from growth in the subscriber base in Germany. In Germany, revenue from digital television increased from E26,000 in the second quarter of 2001 to E245,000 in the second quarter of 2002. An increase in subscribers from 2,405 at June 30, 2001 to 7,668 at June 30, 2002 accounts for the revenue growth. At June 30, 2002 the penetration rate in Germany of digital subscribers in Germany to ready-for-service homes was 6.1%. Multikabel contributed digital television revenue of E154,000 for second quarter of 2001 and 2002, respectively. At June 30, 2002, Multikabel served 4,399 digital television subscribers, compared to 4,469 at June 30, 2001, respectively. The growth in digital television subscribers has not met our expectations at this point. We are constantly reviewing the product to either make it more attractive to consumers or to reduce the cost associated with delivering the product.

    In The Netherlands, we receive revenue for the data communication services which we provide to small-and medium-sized businesses and schools. Multikabel served approximately 140 small-and medium-sized businesses and 470 schools at the end of June 2001, which contributed E909,000 of revenue for the second quarter of 2001. At the end of June 2002, Multikabel served 222 small-and medium-sized businesses and 602 schools, which contributed E1,086,000 of revenue in the second quarter of 2002. We are currently serving a very small percentage of the small-and medium-sized businesses in our franchise area. We serve a majority of the schools in our service region. We expect this product offering to continue to grow steadily for the next few years as our penetration of small- and medium-sized business increases.

    Other revenue increased by E230,000 from E1,049,000 in the second quarter of 2001 to E1,279,000 in the second quarter of 2002. Other revenue includes signal delivery fees, which increased from E57,000 in the second quarter of 2001 to E67,000 in the second quarter of 2002. Carriage fees charged to programmers for the distribution of their programs increased to E367,000 in the second quarter of 2002 from E297,000 in the second quarter of 2001. Miscellaneous revenue, which is made up of several items, increased from E695,000 in the second quarter of 2001 to E845,000 in the second quarter of 2002.

    OPERATIONS. Operations costs include signal delivery fees paid to Kabel Deutschland Gesellschaft mbH and private successor network operators in Germany and fees and expenses paid for city connections, Internet feed, copyright royalties, and the labor and materials associated with the repair and maintenance of our networks and other repair and maintenance expense relating to our networks.

    Operations costs increased by 12.1% from E11,369,000 in the second quarter of 2001 to E12,745,000 in the second quarter of 2002. The primary factor responsible for the increase was the acquisition of QuickNet, which occurred in July of 2001 and contributed operations costs of approximately E1,228,000, or 89.2% of the increase in the second quarter of 2002. In our German operations, operating costs decreased from E8,838,000 in the second quarter of 2001 to E8,797,000 in the second quarter of 2002.

    In total, operating costs associated with digital television, high-speed Internet access and data communications services increased from E1,194,000 in the second quarter ended June 30, 2001 to E3,506,000 in the second quarter of 2002. Operating costs associated with analog cable television were approximately E10,175,000 and E9,239,000 for the second quarters ended
June 30, 2001 and June 30, 2002, respectively. As a percentage of revenue, operations costs decreased from 28.6% in the second quarter of 2001 to 28.1% in the second quarter of 2002.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses primary include salaries and wages of personnel directly involved in the sales, general and administrative functions of our operating companies, expenses of maintaining our operating offices, marketing expenses, sales commissions, costs of consultants used to support our operating activities, automobile expenses, certain cash management expenses, billing expenses, office supplies and other expenses associated with the operation of our networks and services.

    Selling, general and administrative expenses increased by 19.4% to E9,047,000 in the second quarter of 2002 from E7,574,000 in the second quarter of 2001. In our German operations, selling, general and administrative expenses increased by E244,000 from E5,477,000 in the second quarter of 2001 to E5,721,000 in the second quarter of 2002. In our Netherlands operations, selling, general and administration expenses increased by E1,229,000 from E2,097,000 in the second quarter of 2001 to E3,326,000 in the second quarter of 2002. The factor responsible for the increase in our Netherlands operations was the acquisition of QuickNet, which incurred selling, general and administrative expenses of E836,000 in the second quarter of 2002.

    Approximately E3,310,000, or 36.6% of our selling, general and administrative expenses incurred in the second quarter of 2002 can be directly related to our digital television and high-speed Internet access businesses. The remaining E5,737,000 of selling, general and administrative expenses relate to the analog cable television business. As a percentage of revenue, selling, general and administrative expenses increased slightly from 19.1% in the second quarter of 2001 to 20.0% in the second quarter of 2002. We expect the percentage of revenue to selling, general and administrative expenses to slowly decline over time as revenue growth is expected to exceed increases in theses expenses.

    CORPORATE OVERHEAD Corporate overhead includes the salaries and wages of all senior management, the company's information technology group, certain product development and certain accounting personnel, the cost of the corporate offices, the cost of license fees associated with our billing and financial accounting systems, bank fees and other expenses related to the corporate offices.

    Corporate overhead declined by 13.8% from E3,876,000 in the second quarter of 2001 to E3,341,000 in the second quarter of 2002. Non-cash compensation expense associated with our stock option plan declined by 67.0% from E1,022,000 in the second quarter of 2001 to E337,000 in the second quarter of 2002. The primary factor responsible for the decline was the expiration of the vesting period of the options issued at the IPO in

February 1999 and a reduction in personnel and associated options. In the aggregate non-cash compensation expense accounted for 10.1% of total corporate overhead in the second quarter of 2002. Excluding the charge for non-cash compensation expense, corporate overhead increased by E150,000. As a percentage of revenue, corporate overhead declined from 9.8% in the second quarter of 2001 to 7.4% in the second quarter of 2002. We intend to keep the growth of corporate overhead expenses substantially below the growth in revenue, and therefore we expect corporate overhead as a percentage of revenue to continue to decline.

    DEBT REFINANCING EXPENSE. Debt refinancing expense was E1,930,000 in the second quarter of 2002 and relates to advisory fees and legal incurred in connection with the conversion of the working capital facility into the convertible second secured facility agreement.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization decreased by 28.5% from E27,514,000 in the second quarter of 2001 to E19,685,000 in the second quarter of 2002, primarily due to the new rules on accounting for goodwill and other intangible assets. The non-amortization provisions of the new goodwill accounting standard resulted in a E8,795,000 decrease in amortization expense for goodwill. The goodwill amortization expense for the three-months ended June 30, 2001 was E8,705,000.

    OPERATING LOSS. Operating loss decreased by E9,196,000 or 86.7% from E10,611,000 in the second quarter of 2001 to E1,415,000 in the second quarter of 2002. The primary factors responsible for the decrease in the operating loss were the decrease in non-cash depreciation and amortization expense, the reduced non-cash compensation expenses related to our stock option plan and the improved operating performance which is primarily attributed to in the high-speed Internet access sector. Our digital television and high-speed Internet access business segments contributed approximately E6,075,000 of revenue and approximately E6,816,000 of costs and expenses in the second quarter of 2002 compared to revenue and costs and expenses of E1,840,000 and E3,978,000, respectively in the second quarter of 2001.

    INTEREST EXPENSE. Interest expense includes the interest accrued on our revolving credit and convertible second secured borrowings, capital lease obligations and other borrowings, changes in the fair market value of our interest rate derivatives, payment of unused facility fees and the amortization of front-end finance fees paid to obtain borrowings. Interest expense increased by E24,270,000 from E15,717,000 in the second quarter of 2001 to E39,987,000 in the second quarter of 2002. The primary factors responsible for the increase were the write-off of approximately E12,264,000 of capitalized finance fees associated with the reduction of E375.0 million of the E1.0 billion revolving credit facility commitment, the increased interest expense associated with the E375.0 million convertible second secured credit facility and the recognition of non-cash interest expense of E879,000 due to the decrease in the fair value of our interest rate caps and collars during the second quarter of 2002 compared to an income of E212,000 in the second quarter of 2001. The average revolving credit bank debt outstanding decreased from approximately E765,736,000 in the second quarter of 2001 to E484,435,000 in the second quarter of 2002, primarily as a result of the repayment from borrowings under the convertible second secured facility. The average interest rate on the revolving credit bank borrowings decreased from 7.35% in the second quarter of 2001 to 5.69% in the second quarter of 2002. The average outstanding under the convertible second secured facility increased in the second quarter to approximately E380,365,000, due to the initial borrowing of E375.0 million on March 26, 2002 and the non-cash rate interest expense of E10,104,000. There were no borrowings under this facility in the second quarter of 2001. The average interest rate on the convertible second secured borrowings was 18% during the second quarter of 2002. Of the 18% interest rate, 8% is calculated on the initial borrowings of E375.0 million under the convertible second secured facility and is payable on a quarterly basis and 10% is added to the principal amount of the initial draw down of E375.0 million. In total average indebtedness increased from E781,015,000 in the second quarter of 2001 to E879,670,000 in the second quarter of 2002. The primary factors responsible for the increase in average indebtedness were the acquisition of QuickNet, the payment of financing fees, increase interest expense related to the non-cash rate interest on the convertible second secured borrowings, the payments of deferred purchase obligations and the investment in the upgrade of our networks in Germany. Interest expense includes non-cash write-off of capitalized finance fees and related advisory fees of E12,264,000 related to the reduction of the E1.0 billion revolving credit facility commitment and amortization of other capitalized finance and legal fees of E1,794,000 and non-cash rate interest on the convertible second secured borrowings of E9,479,000.

    OTHER INCOME Other income was E204,000 in the second quarter of 2001 and relates to a partial recovery on a third party note, which originated from the sale of certain non-strategic cable television subscribers in 1998.

     LOSS FROM OPERATIONS BEFORE INCOME TAXES AND OTHER ITEMS. Loss from continuing operations before income taxes and other items increased by E15,278,000 for the reasons discussed in the above sections from E26,124,000 in the second quarter of 2001 to E41,402,000 in the second quarter of 2002.

     INCOME TAX (EXPENSE) BENEFIT. Income tax benefit of E3,274,000 was recorded in the second quarter of 2002, compared to E397,000 in the second quarter of 2001.

     MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES. Minority interest in net income of subsidiaries was E5,000 in the second quarter of 2001 as compared to minority interest in net loss of E22,000 in the second quarter of 2002.

    EQUITY LOSS IN AFFILIATE. Equity loss in affiliate of E40,000 in the second quarter of 2001 represents our share of the second quarter losses recorded by MAINZ-KOM, a city carrier in Mainz. We maintained a 22.0% interest in MAINZ-KOM in the second quarter of 2001.

     LOSS FROM OPERATIONS BEFORE EXTRAORDINARY LOSS AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES. Loss from operations before extraordinary loss and cumulative effect of change in account principle increased from E25,762,000 to E38,150,000 for the reasons discussed in the above sections.


    NET LOSS. Net loss increased from E25,762,000 in the second quarter of 2001 to E38,150,000 in the second quarter of 2002. The primary factors for the increase were the debt restructuring expenses and the write-off of capitalized finance fees associated with the reduction in the borrowing capacity of our revolving credit facility and increased interest expense related to the convertible second secured facility.

    EBITDA. In addition to other measurements, some of which are reflected in our statement of operations data, we measure financial performance by EBITDA and Adjusted EBITDA. We define EBITDA as earnings before extraordinary items, discontinued operations, minority interests, net interest expense, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA plus non-cash compensation expense related to our stock option plan and non-operating expenses less non-operating income. We believe that EBITDA and Adjusted EBITDA are meaningful measures of performance because they are commonly used measures in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. EBITDA and Adjusted EBITDA are not U.S. GAAP measures of income (loss) or cash flow from operations and should not be considered as alternatives to net income as an indication of our financial performance or as alternatives to cash flow from operating activities as a measure of liquidity. EBITDA increased by 8.1% from E16,903,000 for the three months ended June 30, 2001 to E18,270,000 for the three months ended June 30, 2002, Adjusted EBITDA increased from E17,925,000 for the three months ended June 30, 2001 to E18,607,000 for three months ended June 30, 2002. Adjusting for one-time debt refinance expenses yields EBITDA and Adjusted EBITDA of E20,200,000 and E20,537,000, respectively for the second quarter ended June 30, 2002. We believe these adjusted EBITDA numbers more accurately reflects the operating performance as measured by EBITDA and Adjusted EBITDA of the Company on a going forward basis.


SIX MONTHS ENDED JUNE 30, 2001 AND JUNE 30, 2002


    REVENUES. Revenues primarily include monthly subscription fees received for providing analog television, digital television and high-speed Internet access services to our subscriber base. In addition to monthly subscription fees, we also receive revenue from our subscribers for installation, connection and administrative services. We receive recurring revenue for the lease of fiber optic capacity to businesses within our franchise areas. We also receive carriage fees from program producers, advertising revenue and other revenue related to the on-going operations and services provided to third parties and our subscriber base.

    Total revenue increased by 13.6% from E78,574,000 in the first half of 2001 to E89,233,000 in the first half of 2002. The primary factors, which impacted revenue growth were the QuickNet acquisition in the third quarter of 2001 in the Netherlands and the growth in our high-speed Internet access customers.

      The revenue derived from the analog cable television subscriber base increased by E1,951,000 from E72,991,000 in the first half of 2001 to E74,942,000 in the first half of 2002. In The Netherlands analog cable television revenue increased from E15,409,000 in the first half of 2001 to E16,679,000 in the first half of 2002. The 8.2% increase in Multikabel's analog cable television revenues resulted from a slight increase in its subscriber base and an increase in the average monthly rate charged for its analog service. In Germany, the revenue generated from the analog cable television business increased by E681,000 from E57,582,000 in the first half ended June 30, 2001, to E58,263,000 for the same period in 2002.

    The average revenue per analog television subscriber was E9.58 for the six months period ended June 30, 2002 and E9.33 for the period ended June 30, 2001. Multikabel reported an average revenue per analog cable television subscriber of approximately E9.20 and our German operations reported an average revenue of E9.70 in the first half ended June 30, 2002. We expect future revenue growth from the analog television service to be limited to scheduled rate increases on the existing subscriber base.

    High-speed Internet access revenue for the first half of 2002 was E8,513,000 compared to E1,432.000 in the first half of 2001. The average revenue per Internet access subscriber was E36.45 for the period ended June
30, 2002. As noted in the discussions of second quarter results, the acquisition of QuickNet's high-speed Internet access subscribers increased the average revenue per high-speed Internet subscriber substantially. We expect high-speed Internet access subscribers and revenue to continue to grow at comparatively high rates during the next three to five years.

    Digital television revenue increased by 64.8% from E398,000 in the first half of 2001 to E656,000 in the first half of 2002. The increase primarily came from growth in the subscriber base in Germany. In Germany, revenue from digital television increased from E37,000 in the first half of 2001 to E345,000 in the first half of 2002.

    During the first half of 2002, data communication services provided to small and medium sized businesses generated E2,170,000 of revenue, compared to E1,535,000 in the first half of 2001. We expect subscribers and revenue in this business segment to continue to grow at comparatively high rates during the next few years.

    Other revenues, which include e-commerce, carriage fees, the sale of equipment in the ordinary course of business and other fees and revenue related to the analog cable television, digital television and Internet access businesses, were E2,952,000 in the first half of 2002, compared to 2,218,000 in the first half of 2001.

    OPERATIONS. Operations costs include signal delivery fees paid to Kabel Deutschland Gesellschaft mbH and private successor network operators in Germany, city connection, Internet feed, copyright royalties, and the labor and materials associated with the repair and maintenance of our networks and other repair and maintenance expense relating to our networks.

    Operations costs increased by 18.1% from E20,531,000 in the first half of 2001 to E24,245,000 in the first half of 2002. The primary factor responsible for the increase was the acquisition of QuickNet, which occurred in July of 2001 and contributed operations costs of approximately E2,323,000 or 62.5% of the increase in the first half of 2002. In our German operations, operating costs increased by 5.7% from E15,699,000 in the first half of 2001 to E16,593,000 in the first half of 2002. Due to the reduced construction and upgrade of networks, more labor costs for personnel responsible for network construction were charged directly to expense since they were working less on network build-out in the first half of 2002.

    In total, operating costs associated with digital television, high-speed Internet access and data communications services increased from E2,256,000 in the first half ended June 30, 2001 to E6,395,000 in the first half of 2002. Operating costs associated with analog cable television were approximately E17,850,000 and E18,275,000 for the first six months ended June 30, 2002 and June 30, 2001, respectively. As a percentage of revenue, operations costs increased from 26.1% in the first half of 2001 to 27.2% in the first half of 2002 and June 30, 2001, respectively. We expect the cost of operations as a percentage of revenue to increase as our revenue distribution shifts from analog cable television services to the broadband products and services, which tend to have a lower gross profit margin than analog cable television.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses primary include salaries and wages of personnel directly involved in the sales, general and administrative functions of our operating companies, expenses of maintaining our operating offices, marketing expenses, sales commissions, costs of consultants used to support our operating activities, automobile expenses, certain cash management expenses, billing expenses, office supplies and other expenses associated with the operation of our networks and services.

    Selling, general and administrative expenses increased by 11.4% to E19,007,000 in the first half of 2002 from E17,062,000 in the first half of 2001. In our German operations, selling, general and administrative expenses decreased by E303,000 from E12,804,000 in the first half of 2001 to E12,501,000 in the first half of 2002. This decrease was offset by an increase of selling, general and administration expenses in our Netherlands operations by E2,248,000 from E4,258,000 in the first half of 2001 to E6,506,000 in the first half of 2002. The factor responsible for the increase in our Netherlands operations was the acquisition of QuickNet, which incurred selling, general and administrative expenses of E1,750,000 in the first half of 2002.


    Approximately E7,013,000, or 36.9% of our selling, general and administrative expenses incurred in the first half of 2002 can be directly related to our digital television and high-speed Internet access businesses. The remaining E11,994,000 of selling, general and administrative expenses relate to the analog cable television business. As a percentage of revenue, selling, general and administrative expenses decreased slightly from 21.7% in the first half of 2001 to 21.3% in the first half of 2002. We expect the percentage of revenue to selling, general and administrative expenses to slowly decline over time as revenue growth is expected to exceed increases in these expenses.

    CORPORATE OVERHEAD. Corporate overhead includes the salaries and wages of all senior management, the company's information technology group, certain product development and certain accounting personnel, the cost of the corporate offices, the cost of license fees associated with our billing and financial accounting systems, bank fees and other expenses related to the corporate offices.

    Corporate overhead declined by 9.2% from E7,757,000 in the first half of 2001 to E7,046,000 in the first half of 2002. Non-cash compensation expense associated with our stock option plan declined by 54.6% from E1,866,000 in the first half of 2001 to E848,000 in the first half of 2002. The primary factor responsible for the decline was the expiration of the vesting period of the options issued at the IPO in February 1999, a reduction in personnel and associated options. In aggregate non-cash compensation expense accounted for 12.0% of total corporate overhead in the first half of 2002. Excluding the charge for non-cash compensation expense, corporate overhead increased by E307,000. As a percentage of revenue, corporate overhead declined from 9.9% in the first half of 2001 to 7.9% in the first half of 2002. We intend to keep the growth of corporate overhead expenses substantially below the growth in revenue, and therefore we expect corporate overhead as a percentage of revenue to continue to decline.

    DEBT REFINANCING EXPENSE. Debt refinancing expense was E1,930,000 in the first half of 2002 and relates to advisory and legal fees incurred in connection with the conversion of the working capital facility into the convertible second secured facility agreement.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization decreased by 27.1% from E54,094,000 in the first half of 2001 to E39,449,000 in the first half of 2002, primarily due to on the new rules on accounting for goodwill and other intangible assets. The non-amortization provisions of the new goodwill accounting standard resulted in a E17,595,000 decrease in amortization expense for goodwill in the first half of 2002. The goodwill amortization expense for the six-months ended June 30, 2001 was E17,496,000.

    OPERATING LOSS. Operating loss decreased by E18,426,000 from E20,870,000 in the first half of 2001 to E2,444,000 in the first half of 2002. The primary factors responsible for the decrease in the operating loss were the decrease in non-cash depreciation and amortization expense, the reduced non-cash compensation expenses related to our stock option plan and the improved operating performance which is primarily attributed to in the high-speed Internet access sector. Our digital television and high-speed Internet access business segments contributed approximately E11,577,000 of revenue and approximately E13,408,000 of costs and expenses in the first half of 2002 compared to revenue and costs and expenses of E3,539,000 and E9,081,000 respectively in the first half of 2001.

    OTHER INCOME Other income was E409,000 in the first half of 2001 and relates to a partial recovery on a third party note, which originated from the sale of certain non-strategic cable television subscribers in 1998.

    INTEREST EXPENSE. Interest expense includes the interest accrued on our revolving credit and convertible second secured borrowings, capital lease obligations and other borrowings, changes in the fair market value of our interest rate derivatives, payment of unused facility fees and the amortization of front-end finance fees paid to obtain borrowings. Interest expense increased by E21,504,000 from E32,748,000 in the first half of 2001 to E54,252,000 in the first half of 2002. The primary factors responsible for the increase was the write-off of approximately E12,264,000 of capitalized finance fees associated with the reduction of E375.0 million of the E1 billion revolving credit facility commitment, the increased interest expense associated with the E375.0 million convertible second secured credit facility and the recognition of non-cash interest income of E953,000 due to the increase in the fair value of our interest rate caps and collars during the first half of 2002 compared to an expense of E959,000 in the first half of 2001. The average revolving credit bank debt outstanding decreased from approximately E755,888,000 in the first half of 2001 to E600,318,000 in the first half of 2002, primarily as a result of the repayment from borrowings under the convertible second secured. The average interest rate on the revolving credit bank borrowings decreased from 7.32% in the first half of 2001 to 5.66% in the first half of 2002. The average outstanding under the convertible second secured increased in the first half of 2002 to approximately E253,576,000 due to the initial borrowing of E375.0 million on March 26, 2002 and the non-cash rate interest expense of E10,104,000. There were no borrowings under this facility in the first half of 2001. The average interest rate on the convertible second secured borrowings was 18% during the first half of 2002. Of the 18% interest rate, 8% is calculated on the initial borrowings of E375.0 million under the convertible second secured facility and is payable on a quarterly basis and 10% is added to the initial draw down of E375.0 million.
In total average indebtedness increased from E772,039,000 in the first half of 2001 to E870,667,000 in the first half of 2002. The primary factors responsible for the increase in average indebtedness were the acquisition of QuickNet, the payment of financing fees, increase interest expense related to the non-cash rate interest on the convertible second secured borrowings, the payments of deferred purchase obligations and the investment in the upgrade of our networks in Germany. Interest expense includes non-cash write-off of capitalized finance fees and related advisory fees of E12,264,000 related to the reduction of the E1,0 billion revolving credit commitment and non-cash amortization of other capitalized finance and legal fees of E3,439,000 and non-cash rate interest on the convertible second secured borrowings of 10,104,000.

    LOSS FROM OPERATIONS BEFORE INCOME TAXES AND OTHER ITEMS. Loss from continuing operations before income taxes and other items increased by E3,487,000 or 6.6% for the reasons discussed in the above sections from E53,209,000 in the first half of 2001 to E56,696,000 in the first half of 2002.

    INCOME TAX (EXPENSE) BENEFIT. Income tax benefit of E5,694,000 was recorded in the first half of 2002, compared to E857,000 in the first half of 2001.

    MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES. Minority interest in net income of subsidiaries increased by E5,000 to E36,000 in the first half oF 2002.

    EQUITY LOSS IN AFFILIATE. Equity loss in affiliate of E104,000 represents our share of the first half losses recorded by MAINZ-KOM, a city carrier in Mainz. We maintained a 22.0% interest in MAINZ-KOM in the first half of 2001.

    LOSS FROM OPERATIONS BEFORE EXTRAORDINARY LOSS AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES. Loss from operations before extraordinary loss and cumulative effect of change in account principle decreased from E52,487,000 to E51,038,000 for the reasons discussed in the above sections.

    CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE. In January 2001, the Company recorded a charge of E946,000 to cumulative effect of change in accounting principle upon the adoption of SFAS 133, ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES.

    NET LOSS. Net loss decreased from E53,433,000 in the first half of 2001 to E51,038,000 in the first half of 2002. The primary factor for the decrease was the decrease in non-cash depreciation and amortization coupled with improved operating results.

    EBITDA. In addition to other measurements, some of which are reflected in our statement of operations data, we measure financial performance by EBITDA and Adjusted EBITDA. We define EBITDA as earnings before extraordinary items, discontinued operations, minority interests, net interest expense, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA plus non-cash compensation expense related to our stock option plan and non-operating expenses less non-operating income. We believe that EBITDA and Adjusted EBITDA are meaningful measures of performance because they are commonly used measures in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. EBITDA and Adjusted EBITDA are not U.S. GAAP measures of income (loss) or cash flow from operations and should not be considered as alternatives to net income as an indication of our financial performance or as alternatives to cash flow from operating activities as a measure of liquidity. EBITDA increased by 11.4% from E33,224,000 for the six months ended June 30, 2001 to E37,005,000 for the six months ended June 30, 2002, Adjusted EBITDA increased from E35,090,000 for the six months ended June 30, 2001 to E37,853,000 for six months ended June 30, 2002. Adjusting for the debt refinance expenses yields EBITDA and Adjusted EBITDA of E38,935,000 and E39,783,000, respectively for the six months ended June 30, 2002. We believe these adjusted EBITDA and Adjusted EBITDA numbers more accurately reflect the operating performance as measured by EBITDA and Adjusted EBITDA of the Company on a going forward basis.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has historically relied on three sources for necessary funding:

            (i)   cash flow from operations,

            (ii)  sale-lease back transactions, and

            (iii) borrowings under its bank facilities.


    At June 30, 2002, our aggregate consolidated indebtedness was approximately E897,974,000, comprised of approximately E498,603,000 of senior bank debt, E385,104,000 of convertible second secured debt, E7,210,000 of capital leases obligations, and E7,057,000 of deferred purchase obligations.

    For the six months ended June 30, 2002 we used net cash of E1,980,000 in operating activities.

    For the six months ended June 30, 2001 we used cash in investing activities of E17,117,000. Net cash provided by financing activities amounted to E19,007,000.

    Of the approximately E16,838,000 we invested in capital expenditures for the six months ended June 30, 2002 most was invested to improve the technical standards of the network in The Netherlands to prepare for the launch of telephony services and to replace electronic components and improve the technical standards of our network in Germany. We have only minimal commitments to make capital expenditures under the terms of our concession or franchise agreements or otherwise, but anticipate that we will continue to increase our capital expenditures in the near future to further upgrade existing or newly acquired cable systems. To the extent cash flow is not sufficient to fund our capital expenditures, we expect to borrow the necessary funds under our bank facility.

    Substantial amounts of depreciation and amortization expense and the non-cash compensation expenses associated with our stock option plan contributed to our net losses. These expenses, however, did not result in a current outflow of cash.

    We believe that EBITDA and Adjusted EBITDA provide more meaningful measures of fixed cost coverage than does a deficiency of earnings to fixed charges. EBITDA and Adjusted EBITDA amounts in each period are not solely available to satisfy cash interest expense and may also be required for other corporate purposes, including increases in working capital, principal payments on debt and capital expenditures. EBITDA and Adjusted EBITDA for the six months ended June 30, 2002, was E37,005,000 and E37,853,000 respectively. Included in both
EBITDA and Adjusted EBITDA is E1,930,000 of one-time debt refinancing expenses. Included in interest expenses of E54,252,000 for first half ended
June 30, 2002, was non-cash write-off of capitalized financing fees of E12,264,000, non-cash amortization of finance fees of E3,439,000, E10,104,000 capitalized non-cash rate interest based on the convertible second secured facility and interest income of E953,000 due to the increase in the fair value of our interest rate caps and collars in the first half of 2002.

    On September 18, 2000, PrimaCom Management entered into a E1.0 billion reducing senior secured revolving credit facility with a number of lenders. The senior secured facility was put in place to refinance all outstanding debt at that time, to fund the acquisition of Multikabel, future capital expenditures and acquisitions and for other general corporate purposes. As required by a condition to the senior secured facility, PrimaCom AG also entered into a E375.0 million working capital facility concurrently with entering into the senior secured facility. The working capital facility was intended as a means by which PrimaCom AG could access longer-term unsecured debt financing, which would benefit the lenders under the senior secured facility, in the event the high yield note issuance contemplated by PrimaCom AG at the time was not completed. The working capital facility was committed until May 15, 2001. At that time, the Company or the senior secured facility lenders could request that the working capital facility be drawn, with the proceeds being used to repay borrowings under the senior secured facility. If the working capital facility had been drawn, it would have converted to a loan or debt security with a ten-year maturity. The interest rate on the working capital facility would have been no less than 13% per annum and no greater than a cap based on current trading yields of high yield securities issued by comparable companies. In the event that the working capital facility remained outstanding beyond September 30, 2001, PrimaCom also agreed to issue contingent value rights which would provide the facility holders with an economic benefit payable in cash equivalent to that which they would have received had they exercised warrants to acquire up to 5% of PrimaCom's equity capital at prices based on relevant market values.

    We announced our proposed merger with UPC Germany on March 29, 2001 and requested an extension of the commitment under the working capital facility until the merger could be consummated. On May 15, 2001 the lenders under our senior secured and working capital facilities agreed to an extension of the commitment under the working capital facility until November 15, 2001. In addition, we agreed with the lenders under the working capital facility to a cap on cash interest of 16% and on total interest of 18%. It was also agreed that on November 15, 2001 either the Company or the lenders under the senior facility could request that the working capital facility be drawn. If drawn, the working capital facility would then have converted to a ten-year security or loan.

    On August 26, 2001, UPC notified us it would not vote in favor of our merger with UPC Germany, and the merger was removed from the agenda of our shareholders' meeting held on August 28, 2001. Between the date on which our credit facilities were entered into in September 2000 and August 2001 when the proposed merger failed to proceed, the market for high-yield debt had deteriorated significantly for broadband communications companies, as a result of which we concluded that it was not realistic for us to seek to access that market in the near to medium term. As a result, we immediately initiated negotiations with the lenders under our senior secured and working capital facilities, with a view to amending certain terms of the working capital facility which might in the future otherwise have resulted in non-compliance with financial covenants included in those facilities if the working capital facility were drawn in full. The lending commitment and date of any mandatory drawing under the working capital facility were extended on three further occasions while these negotiations progressed, upon payment by us of commitment and other fees totaling approximately E25.0 million.

    On March 26, 2002, the Company completed the refinancing of its senior and working capital facilities. The amended working capital facility was conditionally replaced by a E375.0 million convertible second secured term loan facility, which was drawn down full on March 26, 2002. Those borrowings were used to repay an equivalent amount of outstanding borrowings under the senior secured facility. In addition, the lending commitment under the senior secured facility was reduced by the amount of the borrowings under the convertible second secured term loan facility, to E625.0 million. Approval by our shareholders of the modifications to our debt facilities was obtained on June 5, 2002.

    The available commitment under the senior secured facility is to be reduced in quarterly amounts beginning March 31, 2003 to the amounts reflected below as of December 31 of the years indicated:

                                                                   AVAILABLE
                                                                  COMMITMENT (E)
                                                                  -------------
o        December 31, 2002                                        625,000,000
o        December 31, 2003                                        594,500,000
o        December 31, 2004                                        533,500,000
o        December 31, 2005                                        472,500,000
o        December 31, 2006                                        411,500,000
o        December 31, 2007                                        335,250,000
o        December 31, 2008                                        225,450,000
o        December 31, 2009                                                  -

    The senior secured facility contains financial covenants common for financings of this type. Our ability to borrow under the senior secured facility depends on our continued compliance with these covenants. Breach of these covenants may result in an event of default. In addition to the requirement to meet certain financial covenants, there are restrictions on, among other things:

     o    incurring debt,

     o    encumbering revenues or assets,

     o    lending funds to third parties or assuming liabilities,

     o    disposing of revenues or assets, and

     o    paying dividends or making distributions.

       The senior secured facility contains several events of default in addition to the following:

     o amendment, suspension or termination of certain contracts which results in a material adverse change, and

     o a regulatory change in the environment in which we operate, which results in a material adverse effect.

    The occurrence of an event of default could result in all amounts outstanding under the senior secured facility becoming immediately due and payable and the limitation of further drawings under the senior secured facility. It could also result in the acceleration of amounts outstanding under our other debt instruments, including the convertible second secured term loan facility.

    The senior secured facility is secured by, among other things, pledges or assignments of receivables from subscribers, intercompany loans, partnership interests and shares of our subsidiaries.

    The interest on the senior secured facility accrues at LIBOR plus an applicable margin of between 0.75% and 2.50%, depending on the ratio of total debt to Adjusted EBITDA. At June 30, 2002 the applicable margin was 2.25%.

    The convertible second secured term loan funded on March 26, 2002 and is due and payable on March 31, 2010. The interest on this facility is divided into cash and non-cash components. The non-cash interest is added to the principal outstanding under the facility and will then incur further non-cash interest as a principal amount. Cash interest begins to accrue at 8% and increases to 12% over time and accrues only on the initial E375,000,000 principal amount of the facility. All-in interest is initially 18% and increases to 20% over time. The cash, non-cash and all-in interest rates are set out on the following schedule:

                                                       CASH RATE         NON-CASH RATE       ALL-IN RATE
March 26, 2002          -   September 30, 2002              8.0%                 10.0%               18%
October 1, 2002         -   December 31, 2002               8.5%                 10.5%               19%
January 1, 2003         -   March 31, 2003                  9.5%                  9.5%               19%
April 1, 2003           -   June 30, 2003                  10.5%                  8.5%               19%
July 1, 2003            -   September 30, 2003             11.5%                  8.5%               20%
October 1, 2003         -   final maturity                 12.0%                  8.0%               20%

    The convertible second secured term loan facility may be prepaid in whole or in part at any time at the option of the Company and all accrued but unpaid non-cash interest in excess of 18% for any period will be forgiven on the indebtedness thereunder if the facility is repaid in full by December 31, 2004. Lenders who were not party to the convertible second secured term loan when initially funded on March 26, 2002 would receive a prepayment fee on any amount PrimaCom prepays to that lender of 3% of that amount during the first year of the loan, 2% during the second year of the loan and 1% during the third year of the loan.

    The outstanding but unvested contingent value rights under the original facility have been cancelled, with the exception of rights providing the lenders under the convertible second secured term loan facility with an economic benefit payable in cash equivalent to that which they would have received had they exercised warrants to acquire 2.49% of PrimaCom AG's equity capital at prices based on relevant market values. If the facility is repaid in full prior to March 26, 2003, the lenders have agreed to forego their rights to exercise these contingent value rights.

    At any time on or after December 31, 2004, the lenders under the convertible second secured loan term facility may convert their outstanding loans into shares of PrimaCom Management having a nominal value determined by computing the ratio of the amount of debt being converted to the quotient of twelve times EBITDA (defined as earnings before interest, tax, depreciation and amortization) for the twelve month period through the end of the most recent calendar quarter less the amount of then outstanding consolidated debt of PrimaCom AG at the end of the most recent calendar quarter plus the amount of debt then being converted, divided by the total nominal value of all PrimaCom Management shares then outstanding. However, in no case will the lenders under the convertible second secured term loan facility be entitled to convert their loans under that facility into shares of PrimaCom Management comprising more than 65% of the total nominal capital of PrimaCom Management.

         The convertible second secured term loan facility is guaranteed by PrimaCom Management and is secured by second-ranking pledges (after the pledges securing the senior facility) on the shares of the operating companies owned by PrimaCom Management.

    INTRODUCTION OF EURO COMPLIANCE

    On January 1, 1999, 11 of the 15 member countries of the EU, including Germany and The Netherlands, adopted the Euro as their common legal currency in addition to their existing currencies. We use licensed software for our financial accounting system and subscriber management system. The total cost of acquiring upgrades and achieving Euro compliance did not have a material effect on our consolidated financial position and results of operations. At January 1, 2002 we were fully Euro compliant.


    EMPLOYEES

On June 30, 2002 PrimaCom and subsidiaries had total of 841 employees comprised of 690 full time and 151 part time employees.


                                           JUNE 30, 2001          31, MARCH 2002          JUNE 30, 2002
                                         SHARES      OPTIONS    SHARES     OPTIONS      SHARES     OPTIONS
                                         ------      -------    ------     -------      ------     -------
 EXECUTIVE BOARD (Vorstand)
    Paul Thomason (Speaker)               146.969      100.000  146.969       100.000   146.969      100.000
    Hans Wolfert (*1)                                  100.000                100.000                    (*1)
    Prof. Dr. Stefan Schwenkedel (*2)                                         100.000                100.000

 BOARD OF DIRECTORS (Aufsichtsrat)
    Boris Augustin                          3.464                 3.464                   3.464
    Heinz Eble (*3)                                                                      39.358
    Massimo Prelz-Oltramonti (*4)           2.500
    Brigitte Preuss (*5)                  321.997               166.997                 166.997
    All other Directors                      none         none     none          none      none         none


 TOTAL                                    474.930      200.000  317.430       300.000   356.788      200.000


*1  Mr. Hans Wolfert resigned from the Executive Board April 22, 2002

*2 Dr. Schwenkedel resigned as a Director effective February 28, 2002 and was appointed to the Executive Board effective March 1, 2002.

*3 Mr. Eble was appointed to the Board of Directors effective April 18, 2002. At this date Mr. Eble had 39,358 shares and no options.

*4 Mr. Prelz-Oltramonti resigned from the Board of Directors on October 17, 2001. At this date he held 2,500 PrimaCom-shares.

*5 From the shares held by Mrs. Preuss 166,997 shares are held by Mr. Wolfgang Preuss in trust for Brigitte Preuss and over which they have shared voting power. On November 7, 2002 Mrs. Preuss sold 155,000 PrimaCom-shares to her husband Wolfgang Preuss. The sale was reported to the Deutsche Borse AG and made public according to section. 2.1.4 paragr. 1 of the Neuer Markt Listing Regulations


FORWARD LOOKING STATEMENTS

    This Form 6-K includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom's absence of an operating history for its merged operations, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments.